Exhibit 99.1

iQIYI Announces Second Quarter 2022 Financial Results

BEIJING, August 30, 2022 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second quarter 2022 Highlights

•	Total revenues were RMB6.7 billion (US$993.8 million1), decreasing 13% year over year.

•	Membership services revenue was RMB4.3 billion (US$639.7 million), increasing 7% year over year.

•	Operating income was RMB125.8 million (US$18.8 million) and operating income margin was 2%, compared to operating loss of RMB1.1 billion and operating loss margin of 15% in the same period in 2021.

•

Non-GAAP operating income[2] was RMB343.8 million (US$51.3 million) and non-GAAP operating income margin was 5%, compared to non-GAAP operating loss of RMB779.4 million and non-GAAP operating loss margin of 10% in the same period in 2021.

•	Net loss attributable to iQIYI was RMB214.0 million (US$31.9 million), compared to net loss attributable to iQIYI of RMB1.4 billion in the same period in 2021.

•	Non-GAAP net income attributable to iQIYI[2] was RMB78.3 million (US$11.7 million), compared to non-GAAP net loss attributable to iQIYI of RMB1.1 billion in the same period in 2021.

“We fought against the gravity of macro downturn throughout the second quarter of 2022 and booked operating profit growth. The process was extremely challenging, but the result was absolutely remarkable.” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “In the third quarter, we built important partnership with Douyin and PAG. This together with the positive momentum of a series of blockbuster new releases makes us more confident than ever that we will be able to deliver greater profit growth in the future.”

“Our gross margin expanded in the last three consecutive quarters, reflecting ongoing gains in the ROI of our content business. Meanwhile, we kept our spending disciplined and stabilized total operating expenses in the second quarter.” commented Mr. Jun Wang, Chief Financial Officer of iQIYI. “We are committed to building a healthy and sustainable business that generates long-term value for our stakeholders.”

Second quarter 2022 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	June 30,	March 31,	June 30
	2021	2022	2022
	RMB	RMB	RMB
Total revenues	7,608,274	7,277,059	6,656,549
Operating (loss)/income	(1,121,811)	93,413	125,787
Operating (loss)/income (non-GAAP)	(779,406)	326,555	343,806
Net (loss)/income attributable to iQIYI, Inc.	(1,397,227)	169,093	(213,995)
Net (loss)/income attributable to iQIYI, Inc. (non-GAAP)	(1,065,310)	162,189	78,253
Diluted net (loss)/income per ADS	(1.75)	0.21	(0.28)
Diluted net (loss)/income per ADS (non-GAAP)[2]	(1.33)	0.20	0.10

Second quarter 2022 Other Operating Highlights

•

The average daily number of total subscribing members[3] for the quarter was 98.3 million, compared to 99.2 million for the same period in 2021 and 101.4 million for the first quarter in 2022. The average daily number of subscribing members excluding individuals with trial memberships[4] for the quarter was 97.7 million, compared to 98.5 million for the same period in 2021 and 100.8 million for the first quarter in 2022.

•

The monthly average revenue per membership (ARM5) for the second quarter was RMB14.53, compared to RMB13.42 for the same period in 2021 and RMB14.69 for the first quarter in 2022, increasing 8% year over year.

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.6981 as of June 30, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).
[3]	The average daily number of total subscribing members for a quarter is calculated by averaging the number of total subscribing members in each day of such quarter.
[4]

The average daily number of subscribing members excluding individuals with trial memberships for the quarter is calculated by averaging the number of subscribing members excluding individuals with trial memberships in each day of such quarter.

[5]

The monthly ARM for the quarter is calculated by dividing our total revenues from membership services during a given quarter by the average daily number of total subscribing members for that quarter and the number of months in the quarter.

Second quarter 2022 Financial Results

Total revenues reached RMB6.7 billion (US$993.8 million), decreasing 13% year over year.

Membership services revenue was RMB4.3 billion (US$639.7 million), increasing 7% year over year, primarily attributable to the increase in ARM, as we launched a variety of premium content that elevated user experiences and continued to refine operations to improve monetization capabilities.

Online advertising services revenue was RMB1.2 billion (US$178.2 million), decreasing 35% year over year, primarily due to challenging macroeconomic environment, pandemic resurgence, and our strategy leading to fewer number of variety shows launched.

Content distribution revenue was RMB479.3 million (US$71.6 million), decreasing 30% year over year, primarily due to the decrease in the value of cash transactions and barter transactions.

Other revenues were RMB698.4 million (US$104.3 million), decreasing 37% year over year, primarily due to the soft performance of various business lines.

Cost of revenues was RMB5.2 billion (US$783.5 million), decreasing 24% year over year, primarily due to lower content costs during the quarter. Content costs as a component of cost of revenues were RMB3.9 billion (US$578.7 million), decreasing 24% year over year. The decrease in content cost resulted from our improvement in content strategy and improvement in operating efficiency.

Selling, general and administrative expenses were RMB800.6 million (US$119.5 million), decreasing 32% year over year, primarily due to the decrease in marketing spending, share-based compensation expenses, and personnel-related compensation expenses.

Research and development expenses were RMB482.2 million (US$72.0 million), decreasing 29% year over year, primarily due to the decrease of personnel-related compensation expenses.

Operating income was RMB125.8 million (US$18.8 million), compared to operating loss of RMB1.1 billion in the same period in 2021. Operating income margin was 2%, compared to operating loss margin of 15% in the same period in 2021. Non-GAAP operating income was RMB343.8 million (US$51.3 million) and non-GAAP operating income margin was 5%, compared to non-GAAP operating loss of RMB779.4 million and non-GAAP operating loss margin of 10% in the same period in 2021.

Total other expense was RMB291.0 million (US$43.4 million), compared to total other expense of RMB226.4 million during the same period of 2021. The year over year increase was a combined result of the foreign exchange loss driven by the appreciation of U.S. dollar against Renminbi, decreased interest expenses mainly due to the adoption of ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity and less principal amount of convertible bond, as well as the fluctuation of other items.

Loss before income taxes was RMB165.2 million (US$24.7 million), compared to loss before income taxes of RMB1.3 billion in the same period in 2021.

Income tax expense was RMB36.2 million (US$5.4 million), compared to income tax expense of RMB30.4 million in the same period in 2021.

Net loss attributable to iQIYI was RMB214.0 million (US$31.9 million), compared to net loss attributable to iQIYI of RMB1.4 billion in the same period in 2021. Diluted net loss attributable to iQIYI per ADS was RMB0.28 (US$0.04) for the second quarter of 2022, compared to diluted net loss attributable to iQIYI per ADS of RMB1.75 in the same period of 2021. Non-GAAP net income attributable to iQIYI was RMB78.3 million (US$11.7 million), compared to non-GAAP net loss attributable to iQIYI of RMB1.1 billion in the same period in 2021. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.10 (US$0.01), compared to non-GAAP diluted net loss attributable to iQIYI per ADS of RMB1.33 in the same period of 2021.

As of June 30, 2022, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB4.9 billion (US$733.0 million).

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on August 30, 2022, U.S. Eastern Time (7:00 PM on August 30, 2022, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10024346-sgdy7f.html

It will automatically direct you to the registration page of “ iQIYI Second Quarter 2022 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through September 6, 2022.

Dial-in numbers for the replay are as follows:

International Dial-in      +1 855 883 1031

Passcode:                       10024346

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. We produce, aggregate and distribute a wide variety of professionally produced content, or PPC, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating (loss)/income, non-GAAP operating (loss)/income margin, non-GAAP net (loss)/income attributable to iQIYI, non-GAAP diluted net (loss)/income attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating (loss)/income represents operating (loss)/income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations and non-recurring employee severance costs.

Non-GAAP net (loss)/income attributable to iQIYI, Inc. represents net (loss)/income attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, non-recurring employee severance costs, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net (loss)/income per ADS represents diluted net (loss)/income per ADS calculated by dividing non-GAAP net (loss)/income attributable to iQIYI, Inc, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations iQIYI, Inc.
+ 86 10 8264 6585
ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of (Loss)/Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Six Months Ended
	June 30, 2021 RMB (Unaudited)	March 31, 2022 RMB (Unaudited)	June 30, 2022 RMB (Unaudited)	June 30, 2021 RMB (Unaudited)	June 30, 2022 RMB (Unaudited)
Revenues:
Membership services	3,992,956	4,471,475	4,285,071	8,304,760	8,756,546
Online advertising services	1,825,333	1,337,299	1,193,809	3,741,917	2,531,108
Content distribution	687,891	626,116	479,261	1,466,949	1,105,377
Others	1,102,094	842,169	698,408	2,063,071	1,540,577

Total revenues	7,608,274	7,277,059	6,656,549	15,576,697	13,933,608

Operating costs and expenses:
Cost of revenues	(6,868,868)	(5,963,853)	(5,247,959)	(13,978,262)	(11,211,812)
Selling, general and administrative	(1,184,736)	(744,781)	(800,602)	(2,385,720)	(1,545,383)
Research and development	(676,481)	(475,012)	(482,201)	(1,348,737)	(957,213)

Total operating costs and expenses	(8,730,085)	(7,183,646)	(6,530,762)	(17,712,719)	(13,714,408)

Operating (loss)/income	(1,121,811)	93,413	125,787	(2,136,022)	219,200

Other income/(expenses):
Interest income	29,231	8,947	15,707	57,800	24,654
Interest expenses	(343,124)	(175,515)	(181,907)	(673,709)	(357,422)
Foreign exchange gain/(loss), net	35,404	(9,017)	(98,101)	22,211	(107,118)
Loss from equity method investments	(64,230)	(3,158)	(93,690)	(67,306)	(96,848)
Others, net	116,280	276,076	67,006	212,126	343,082

Total other (expense)/income, net	(226,439)	97,333	(290,985)	(448,878)	(193,652)

(Loss)/income before income taxes	(1,348,250)	190,746	(165,198)	(2,584,900)	25,548

Income tax expense	(30,418)	(16,882)	(36,204)	(51,031)	(53,086)
Net (loss)/income	(1,378,668)	173,864	(201,402)	(2,635,931)	(27,538)

Less: Net income attributable to noncontrolling interests	18,559	4,771	12,593	28,306	17,364

Net (loss)/income attributable to iQIYI, Inc.	(1,397,227)	169,093	(213,995)	(2,664,237)	(44,902)
Accretion of redeemable noncontrolling interests	(4,343)	—	—	(7,537)	—

Net (loss)/income attributable to ordinary shareholders	(1,401,570)	169,093	(213,995)	(2,671,774)	(44,902)

Net (loss)/income per share for Class A and Class B ordinary shares:
Basic	(0.25)	0.03	(0.04)	(0.48)	(0.01)
Diluted	(0.25)	0.03	(0.04)	(0.48)	(0.01)
Net (loss)/income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(1.75)	0.21	(0.28)	(3.36)	(0.07)
Diluted	(1.75)	0.21	(0.28)	(3.36)	(0.07)
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,569,531,698	5,706,290,530	6,074,616,616	5,548,245,034	5,891,471,047
Diluted	5,569,531,698	5,742,801,024	6,074,616,616	5,548,245,034	5,891,471,047

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	June 30,
	2021	2022
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,997,212	2,923,178
Restricted cash	77,652	96,206
Short-term investments	1,348,255	1,890,542
Accounts receivable, net	2,747,774	2,457,691
Prepayments and other assets	3,266,523	2,124,381
Amounts due from related parties	155,512	124,573
Licensed copyrights, net	931,189	796,182

Total current assets	11,524,117	10,412,753

Non-current assets:
Fixed assets, net	1,344,784	1,261,847
Long-term investments	3,035,155	3,161,746
Deferred tax assets, net	31,351	30,697
Licensed copyrights, net	7,258,042	6,783,132
Intangible assets, net	545,305	478,266
Produced content, net	10,951,078	12,526,665
Prepayments and other assets	2,905,690	3,143,657
Operating lease assets	907,297	838,800
Goodwill	3,888,346	3,888,346
Amounts due from related parties	81,000	64,000

Total non-current assets	30,948,048	32,177,156

Total assets	42,472,165	42,589,909

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	8,896,460	6,311,095
Amounts due to related parties	2,634,089	3,221,675
Customer advances and deferred revenue	3,484,509	3,662,925
Convertible senior notes, current portion	—	8,012,749
Short-term loans	4,117,774	4,064,196
Operating lease liabilities, current portion	171,541	181,984
Accrued expenses and other liabilities	3,172,097	2,702,534

Total current liabilities	22,476,470	28,157,158

Non-current liabilities:
Convertible senior notes	12,652,172	5,990,335
Deferred tax liabilities	3,127	2,452
Amounts due to related parties	780,615	112,411
Operating lease liabilities	625,737	561,214
Other non-current liabilities	260,931	1,401,226

Total non-current liabilities	14,322,582	8,067,638

Total liabilities	36,799,052	36,224,796

Redeemable noncontrolling interests	397,385	—
Shareholders’ equity:
Class A ordinary shares	173	193
Class B ordinary shares	183	193
Additional paid-in capital	49,642,014	50,474,523
Accumulated deficit	(47,163,773)	(46,407,587)
Accumulated other comprehensive income	2,709,002	2,205,203
Non-controlling interests	88,129	92,588

Total shareholders’ equity	5,275,728	6,365,113

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	42,472,165	42,589,909

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	June 30, 2021 RMB (Unaudited)	March 31, 2022 RMB (Unaudited)	June 30, 2022 RMB (Unaudited)
Net cash (used for)/provided by operating activities	(1,425,910)	(1,167,049)	47,359
Net cash provided by/(used for) investing activities (1)	58,140	(67,305)	(652,454)
Net cash provided by/(used for) financing activities	801,074	2,046,550	(333,393)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(92,498)	(4,284)	75,096

Net (decrease)/increase in cash, cash equivalents and restricted cash	(659,194)	807,912	(863,392)
Net cash (used for)/provided by operating activities	(1,425,910)	(1,167,049)	47,359
Less: Capital expenditures (2)	(60,728)	(51,315)	(66,005)

Free cash flow	(1,486,638)	(1,218,364)	(18,646)

(1)	Net cash provided by or used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	June 30,	March 31,	June 30,
	2021	2022	2022
	RMB	RMB	RMB
Operating (loss)/income	(1,121,811)	93,413	125,787
Add: Share-based compensation expenses	329,940	216,644	201,521
Add: Amortization and impairment of intangible assets(1)	12,465	16,498	16,498

Operating (loss)/income (non-GAAP)	(779,406)	326,555	343,806

Net (loss)/income attributable to iQIYI, Inc.	(1,397,227)	169,093	(213,995)
Add: Share-based compensation expenses	329,940	216,644	201,521
Add: Amortization and impairment of intangible assets(1)	12,465	16,498	16,498
Add: Disposal (gain)/loss	(44,861)	(429,916)	—
Add: Impairment of long-term investments	1,849	182,277	11,000
Add: Fair value (gain)/loss of long-term investments	(8,602)	(792)	1,760
Add: Reconciling items on equity method investments	31,517	10,914	59,615
Add: Tax effects on non-GAAP adjustments(2)	9,609	(2,529)	1,854

Net (loss)/income attributable to iQIYI, Inc. (non-GAAP)	(1,065,310)	162,189	78,253

Diluted net (loss)/income per ADS	(1.75)	0.21	(0.28)
Add: Non-GAAP adjustments to earnings per ADS	0.42	(0.01)	0.38

Diluted net (loss)/income per ADS (non-GAAP)	(1.33)	0.20	0.10

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)	This represents tax impact of all relevant non-GAAP adjustments.